SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934

For fiscal year ended December 31, 2005

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number: 1-13536

A. Full title of the plan and the address of the plan, if different from that of the issuer named below: THE MAY DEPARTMENT STORES COMPANY PROFIT SHARING PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Federated Department Stores, Inc. 7 West Seventh Street Cincinnati, Ohio 45202 and 151 West 34th Street New York, New York 10001

THE MAY DEPARTMENT STORES COMPANY
PROFIT SHARING PLAN
FINANCIAL STATEMENTS AND EXHIBITS

Listed below are all financial statements and exhibits filed as part of this annual report on Form 11-K:

Financial Statements	Page of this Form 11-K
Reports of Independent Registered Public Accounting Firms	4
Financial Statements of the Plan: Statements of Net Assets Available for Benefits-December 31, 2005 and 2004	6
Statements of Changes in Net Assets Available for Benefits- Years Ended December 31, 2005 and 2004	7
Notes to Financial Statements- Years Ended December 31, 2005 and 2004	8
Form 5500, Schedule H, Line 4i-Schedule of Assets (Held at End of Year)- December 31, 2005	18
Exhibits
Exhibit 23.1-Consent of Independent Registered Public Accounting Firm
Exhibit 23.2-Consent of Independent Registered Public Accounting Firm
SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator of The May Department Stores Company Profit Sharing Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE MAY DEPARTMENT STORES COMPANY PROFIT SHARING PLAN

Dated: July 14, 2006	By : /s/ Karen M. Hoguet
Karen M. Hoguet
Chairman of the Pension and Profit Sharing Committee

The May Department Stores Company Profit Sharing
Plan

Financial Statements as of and for the
Years Ended December 31, 2005 and 2004, Supplemental Schedule as
of
December 31, 2005, and
Report of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Pension and Profit Sharing Committee

Federated Department Stores, Inc.:

We have audited the accompanying statement of net assets available for benefits of The May Department Stores Company Profit Sharing Plan (the "Plan") as of December 31, 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.  The accompanying financial statements of the Plan as of and for the year ended December 31, 2004, were audited by other auditors whose report therein dated June 22, 2005, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2005 financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005, and the changes in net assets available for benefits for the year ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Form 5500, Schedule H, Line 4j-Schedule of Assets (Held at End of Year) are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/  KPMG LLP

Cincinnati, Ohio

June 28, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Retirement Committee of the Board of Directors

The May Department Stores Company:

We have audited the accompanying statement of net assets available for benefits of The May Department Stores Company Profit Sharing Plan (the "Plan") as of December 31, 2004, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004, and the changes in its net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/  Deloitte & Touche LLP

St. Louis, Missouri

June 22, 2005

THE MAY DEPARTMENT STORES COMPANY
PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2005 AND 2004
(In thousands)

	2005	2004
ASSETS:
Investments, at fair value:
Federated Department Stores, Inc. Common Stock (Note 1)	$ 775,788	$ -
The May Department Stores Company (Note 1):
ESOP preference stock	-	416,610
Common stock	-	354,184
Commingled equity index funds	485,422	361,759
Short-term investment fund	225,331	139,825
U.S. government securities	78,001	55,678
Fixed income investments	34,048	35,615

Total investments	1,598,590	1,363,671

Other assets:
Receivable-employer contribution	23,896	-
Dividends and interest receivable	5,147	1,488
Due from broker for securities sold and other	2,912	-

Total assets	1,630,545	1,365,159

LIABILITIES:
Due to broker for securities purchases and other	5,905	9,079
Accrued administrative expenses	784	841

Total liabilities	6,689	9,920

NET ASSETS AVAILABLE FOR BENEFITS	$ 1,623,856	$ 1,355,239

See notes to financial statements.

THE MAY DEPARTMENT STORES COMPANY
PROFIT SHARING PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2005 AND 2004
(In thousands)

	2005	2004
ADDITIONS:
Contributions:
Member	$ 122,085	$ 106,948
Employer contribution	23,896	-
Employer ESOP contribution	-	80,980
Total contributions	145,981	187,928

Investment income:
Appreciation/(depreciation) in fair value of investments:
Federated Department Stores, Inc. Common Stock (Note 1)	51,975	-
The May Department Stores Company (Note 1):
ESOP preference stock	57,087	4,906
Common stock	118,826	5,579
Commingled equity index funds	27,323	37,901
U.S. government securities	(2,247)	(1,489)
Fixed income investments	(1,640)	(591)
Total appreciation/(depreciation) in fair value of investments	251,324	46,306

Dividends	20,790	28,434
Interest	12,429	7,007
Total dividend and interest income	33,219	35,441

Total additions	430,524	269,675

DEDUCTIONS:
Benefits paid to members	(156,564)	(128,410)
Administrative expenses (Note 2)	(4,937)	(5,062)
Cash dividend payments to members	(406)	(366)
Interest expense on ESOP loan	-	(2,571)
Total deductions	(161,907)	(136,409)

INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	268,617	133,266

NET ASSETS AVAILABLE FOR BENEFITS-Beginning of year	1,355,239	1,221,973

NET ASSETS AVAILABLE FOR BENEFITS-End of year	$ 1,623,856	$ 1,355,239
See notes to financial statements.

THE MAY DEPARTMENT STORES COMPANY
PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2005 AND 2004

1.          DESCRIPTION OF THE PLAN

The following description of The May Department Stores Company Profit Sharing Plan (the "Plan") is provided for general informational purposes only.  Associates should refer to the Plan document dated January 1, 2004, and Summary Plan Description dated November 2002 (with updates) for more complete information.

General-The Plan is a defined contribution profit sharing plan.  The Plan covers certain eligible associates of Federated Department Stores, Inc., a Delaware corporation, and its subsidiaries or affiliates who elect to participate in the Plan.  An associate's membership in the Plan is voluntary.

Merger of Federated and May- On August 30, 2005, The Federated Department Stores Company, Inc. ("Federated") completed its acquisition of The May Department Stores Company ("May").  On that day, in accordance with the merger agreement, each May share in the Plan's May Common Stock Fund and the May ESOP Preference Fund were converted into ..3115 shares of Federated common stock and $17.75 in cash.  The Federated common shares and cash received were then automatically transferred into a new Federated Common Stock Fund in the Plan.

Immediately following the merger, The Bank of New York, the Plan Trustee began investing the cash received by the Federated Common Stock Fund in additional Federated common shares.  This activity occurred throughout September 2005 and was completed on September 28, 2005.  The new Federated Common Stock Fund is now, on an ongoing basis, comprised primarily of Federated common shares, with a small amount (approximately 1% of the fund) in short-term investments for daily liquidity needs.

Eligible Associates-An associate is eligible to join the Plan upon becoming a member of The May Department Stores Company Retirement Plan ("May Retirement Plan").  In general, associates employed in a former May Department Stores Company location (as determined on the merger date with Federated) or any of its subsidiaries or affiliates (excluding associates of After Hours Formalwear, Inc., foreign national associates working in foreign countries and certain members of collective bargaining units) become members of the May Department Stores Company Retirement Plan upon attaining age 21 and working for at least one year in which they are paid for 1,000 hours or more.

Member Contributions-Plan members may contribute 1% to 50% (1% to 15% for "highly compensated associates") of their pay as defined by the Plan.  Contributions may be made prior to federal and certain other income taxes pursuant to Section 401(k) of the Internal Revenue Code.

Employer Contribution- Participating Plan members are entitled to an annual employer contribution equal to a matching rate times a member's basic contributions (generally, contributions up to 5% of pay).

The planned employer contribution for the 2005 Plan year was based on the 2005 fiscal year earnings performance of May (determined on a stand-alone basis) compared to the prior fiscal year.  Based on May's performance for 2005, the annual matching rate was 33-1/3%, the guaranteed minimum matching rate provided by the Plan.  Also, in accordance with the Federated-May merger agreement, members who were employed on the merger date of August 30, 2005, were entitled to a prorated 2005 employer contribution (based on member contributions through August 30, 2005) if it produced a greater result than the member's 2005 annual employer contribution.

The 2005 employer contribution was contributed in cash directly to the Federated Common Stock Fund on March 31, 2006.  The Plan Trustee used the cash contribution to immediately purchase additional Federated common shares in that Fund.

The employer contribution for the 2004 Plan year was based on the 2004 fiscal year earnings per share performance of May compared to the prior fiscal year.  Member accounts were allocated May ESOP Preference Shares for 2004, which was the last year for which the employer contribution was made in the form of ESOP Preference Shares under the Plan's leveraged ESOP feature.

To fund the 2004 employer contribution, ESOP Preference Shares were allocated to members' accounts at their original cost to the Plan of $507 per share ($15.01 per common share equivalent). Because the ESOP Preference Shares were convertible into May common stock, the ESOP Preference Shares were worth more than original cost when the market value of May common stock was higher than $15.01 per share. The market value of the employer contribution, divided by members' matchable contributions, was the match rate. The Plan's match rate was 94% for the 2004 Plan year.

Members are permitted to elect to immediately redirect the value of employer contributions to other investment options in the Plan.

Investments-Members' contributions may be invested in any of the following participant-directed investment funds:

        Money Market Fund-Invests in the Bank of New York Collective Short-Term Investment Fund, which invests in short-term (less than one year) obligations of high-quality issuers including banks, corporations, municipalities, the U.S. Treasury and other federal agencies.

        Bond Index Fund-Invests primarily in corporate, U.S. Government, federal agency and certain foreign obligations that make up the Lehman Intermediate Government/Credit Bond Index.  The Lehman Intermediate Government/Credit Bond Index represents the combined overall performance of intermediate-term, fixed income securities that have maturities ranging from one to 10 years, with an average maturity of four years.

        Balanced Equity/Bond Fund-Invests in the S&P 500 Equity Index Fund and the Bond Index Fund, with a current targeted investment allocation of approximately 60% to the S&P 500 Equity Index Fund and 40% to the Bond Index Fund.  The fund is rebalanced by the Plan's Trustee at the end of each calendar quarter.

        S&P 500 Equity Index Fund-Invests primarily in the Northern Trust Collective Daily Stock Index Fund, a collective trust which invests in the common stock of corporations that make up the Standard & Poor's 500 Composite Stock Price Index.  This index represents the composite performance of 500 major stocks in the United States.  Investment mix is determined based on the relative market size of the 500 corporations, with larger corporations making up a higher proportion than smaller corporations.

        Russell 2000 Equity Index Fund-Invests primarily in the Northern Trust Daily Russell 2000 Equity Index Fund, a collective trust which invests in the common stock of corporations that make up the Russell 2000 Index.  This Index is commonly used to represent the small market capitalization (small company) segment of the U.S. equity market.  Investment mix is determined based on the relative market size of 2,000 corporations, with larger corporations in this group making up a higher proportion than smaller corporations.

        International Equity Index Fund-Invests primarily in the Northern Trust Daily EAFE Equity Index Fund, a collective trust which invests in the common stock of corporations that make up the Morgan Stanley Capital International Europe, Australasia and Far East Index.  Investment mix is determined based on the relative country weights within the Index, with securities issued in countries having larger economies making up a higher proportion than countries with smaller economies.

        Federated Common Stock Fund (established August 30, 2005)-Invests primarily in the common stock of Federated.

        May Common Stock Fund (discontinued August 30, 2005)-Invested primarily in the common stock of May.

The investments are exposed to various risks such as interest rate, credit, overall market volatility, political, currency and regulatory risks.  Further, due to the level of risk associated with certain investments, it is reasonably possible that changes in the value of investments will occur in the near term and such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits.

Vesting-The method of calculating vesting service is the elapsed time method.  Elapsed time is measured by calculating the time that has elapsed between the member's hire date and retirement date/termination date (excluding certain break-in-service periods).  Plan members are 100% vested in (a) May Common Stock Fund dividends earned in their company accounts beginning with the 2002 quarterly dividends, (b) ESOP Preference Fund dividends earned in their company accounts beginning with the October 2004 semi-annual dividend and (c) Federated Common Stock Fund dividends earned in their company accounts beginning with the December 2005 quarterly dividend.

Plan members are vested in the remainder of their company accounts in accordance with the following schedule:

Years of Vesting Service	Vesting Percentage

Less than 2 years	0%
2 years	20%
3 years	40%
4 years	60%
5 years	80%
6 years	100%

Plan members are always fully vested in the value of their member accounts.

Payment of Benefits-Amounts in a member's account and the vested portion of a member's company account may be distributed upon retirement, death or termination of employment.  Distributions from the employer securities funds are made in shares of employer common stock or cash.  All other distributions are made in cash.

Dividend Passthrough-The Plan's employer security funds are ESOPs under Section 4975(e)(7) of the Internal Revenue Code.  This feature allows members with accounts in the Federated Common Stock Fund (or in the May Common Stock Fund or ESOP Preference Fund prior to the merger) to elect to either reinvest employer stock dividends into their Plan accounts or to receive these dividends in cash each quarter.

Administration of the Plan-The Plan is administered by a committee appointed by the Board of Federated Department Stores, Inc.  The assets of the Plan are held in a trust for which The Bank of New York is the Trustee.

2.          SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation-The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting.

Investments-The Plan's investments in common stock, U.S. government securities and fixed income securities are stated at fair value based on publicly reported price information.  Investments in commingled equity index funds are stated at fair value as determined by the investment manager.  Short-term investments are recorded at cost, which approximates fair value.  Each ESOP Preference Share was valued at the greater of (a) the guaranteed minimum value (original cost) of $507 per share (plus accrued dividends) or (b) a conversion value equal to the market price of May common stock multiplied by the conversion rate for each ESOP Preference Share.  As of December 31, 2004 the ESOP Preference Shares were valued at their conversion value of $993 per share.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividend income is recorded on the ex-dividend date.  Realized gains and losses are recorded using the average cost method.

Federal Income Taxes-The Trust established under the Plan to hold the Plan's assets is tax exempt under 501(a) as the Plan is qualified pursuant to Sections 401(a), 401(k) and 4975(e)(7) of the Internal Revenue Code ("IRC") and accordingly, the Trust's net investment income is exempt from income taxes.  The Internal Revenue Service has determined and informed the Company by a letter dated February 10, 2005, that the Plan and related trust are designed in accordance with applicable sections of the IRC.  Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Employer allocations and contributions, member before-tax contributions and any cumulative investment returns on member accounts are not taxable to the members until distributions are made.

Administrative Expenses-All administrative expenses are paid by the Plan.  These expenses include an allocable portion of data processing services provided by the Company and salaries and benefits for associates who provide services to the Plan.  The Company allocated approximately $1,053,000 and $1,138,000 in administrative expenses to the Plan in 2005 and 2004, respectively.

Valuation of the Trust-The Plan provides for daily valuations of the accounts.

The value of ESOP preference shares in the ESOP Preference Fund (discontinued August 30, 2005) is determined based on the greater of the guaranteed minimum value (plus accrued dividends) or conversion value.

The unit values of all other investment funds are determined by dividing the market value of the particular investment fund by the total number of units outstanding in all member accounts in such investment fund.  On each valuation date, the value of each fund is redetermined and account balances in each fund are adjusted as follows:

(a)    All payments made from an account (except for the ESOP Preference Fund) are valued based on the unit value as of the distribution date.  Payments from the ESOP Preference Fund prior to August 30, 2005, were valued based on the greater of the guaranteed minimum value (plus accrued dividends) or conversion value, as of the distribution date.

(b)   Member contributions are invested in the chosen investment funds by the participant on each paycheck date.

(c)  In the event that a member's employment is terminated and a portion of such member's company account has been forfeited, the forfeited units shall be cancelled as of the last day of the Plan year.  The dollar amount of such forfeited units is reallocated among the remaining members of the Plan as of the last day of the Plan year in the same manner as the employer contributions for such year.  At December 31, 2005 and 2004, forfeited non-vested accounts totaled $2,115,000 and $1,712,000 respectively.

Due to/from Brokers for Securities Sold and Other-These amounts represent contributions provided to the Plan's brokers for investment securities to be purchased, or proceeds not yet received from brokers for investments that have been sold.

Use of Estimates-The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and the reported amounts of additions to and deductions from net assets available for benefits during the year.  Actual results could differ from those estimates.

3.          INVESTMENTS

The fair value of the Plan's investments that represent 5% or more of the Plan's net assets available for benefits as of December 31, 2005 and 2004, are as follows (fair value in thousands):

	December 31, 2005		December 31, 2004
	Number of		Number of
	Shares or	Fair	Shares or	Fair
Description of Investments	Principal Amount	Value	Principal Amount	Value

Federated Department
Stores, Inc. Common
Stock	11,695,880	$ 775,788	-	$ -

ESOP Preference Stock:
Unallocated (nonparticipant-
directed)	-	$ -	57,726	$ 57,342
Member allocated	-	-	361,672	359,268
Total	-	$ -	419,398	$ 416,610

The May Department
Stores Company Common
Stock	-	$ -	12,047,082	$ 354,184

Northern Trust Collective
Daily Stock Index Fund	95,368	$ 316,204	86,469	$ 273,200

The Bank of New York
Collective Short-Term
Investment Fund-
Master Notes	$ 225,331,470	$ 225,331	$ 139,824,721	$ 139,825

All other assets held less than
5% of the Plan's net assets	-	$ 281,267	-	$ 179,852

At December 31, 2005, the Plan beneficially owned Federated's Common Stock, representing 4.3% of the voting power of the Federated Department Stores, Inc.

At December 31, 2004, the Plan beneficially owned May's Common Stock and May's ESOP Preference Shares, representing 8.6% of the voting power of May Department Stores Company.

4.          NONPARTICIPANT-DIRECTED NET ASSETS

Investments in the ESOP Preference Fund (unallocated account) were nonparticipant-directed.  Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows (dollars in thousands):

	December 31,
	2005	2004
Investments:
ESOP Preference Stock (unallocated account)	$ -	$ 57,342
Short-term investments	-	1,099
Accrued interest	-	2
Total investments	-	58,443

Employer allocation	-	(58,443)

Net assets	$ -	$ -
	Year Ended December 31,
	2005	2004

Changes in net assets:
Employer ESOP contribution	$ -	$ 22,538
Net appreciation in fair value of investments	-	(5,758)
Interest and Dividends	-	3,358
Interest expense	-	(2,571)

Increase in net assets	$ -	$ 17,567

5.     RELATED PARTIES

Certain Plan investments are shares of The Bank of New York Collective Short-Term Investment Fund.  The Bank of New York is the Trustee of the Plan and, therefore, these transactions qualify as party-in-interest.  In addition, the Plan paid the Trustee approximately $804,000 and $593,000 in administrative expenses, principally Trustee fees, in 2005 and 2004, respectively.

The Plan holds the common shares of Federated Department Stores, Inc., the Plan administrator.  Federated common shares held by the Plan were 49% of the Plan's total investments at December 31, 2005.

6.     RECONCILIATION TO FORM 5500

As of December 31, 2005 and 2004, the Plan had approximately $24,872,000 and $11,587,000, respectively, of pending distributions to participants.  These amounts are included in net assets available for benefits.  For reporting on the Plan's Form 5500, these amounts will be classified as benefit claims payable with a corresponding reduction in net assets available for benefits.  The following table reconciles the financial statements to the Form 5500, which will be filed by the Plan for the Plan years ended December 31, 2005 and 2004 (dollars in thousands):

2005
	Benefits		Net Assets
	Payable to	Benefits	Available
	Participants	Paid	for Benefits

Per 2005 financial statements	$ -	$ 156,564	$ 1,623,856
Pending benefit distributions-December 31, 2005	24,872	24,872	(24,872)
Pending benefit distributions-December 31, 2004	-	(11,587)	-

Per 2005 Form 5500	$ 24,872	$ 169,849	$ 1,598,984
2004
	Benefits		Net Assets
	Payable to	Benefits	Available
	Participants	Paid	for Benefits

Per 2004 financial statements	$ -	$ 128,410	$ 1,355,239
Pending benefit distributions-December 31, 2004	11,587	11,587	(11,587)
Pending benefit distributions-December 31, 2003	-	(13,287)	-

Per 2004 Form 5500	$ 11,587	$ 126,710	$ 1,343,652

7.     DISTRIBUTION OF ASSETS UPON TERMINATION OF THE PLAN

The Company reserves the right to terminate the Plan, in whole or in part, at any time.  If an employer shall cease to be a participating employer in the Plan, the accounts of the members of the withdrawing employer shall be revalued as if such withdrawal date were a valuation date.  The Plan Committee is then to direct the Trustee either to distribute the accounts of the members of the withdrawing employer as of the date of such withdrawal on the same basis as if the Plan had been terminated, or to deposit in a trust established by the withdrawing employer, pursuant to a plan substantially similar to the Plan, assets equal in value to the assets allocable to the accounts of the members of the withdrawing employer.

If the Plan is terminated at any time or contributions are completely discontinued and the Company determines that the trust shall be terminated, the members' company accounts shall become fully vested and nonforfeitable, all accounts shall be revalued as if the termination date were a valuation date and such accounts shall be distributed to members.

If the Plan is terminated or contributions completely discontinued but the Company determines that the trust shall be continued pursuant to the terms of the trust agreement, no further contributions shall be made by members or the employer and the members' company accounts shall become fully vested, but the trust shall be administered as though the Plan were otherwise in effect.

* * * * * *

THE MAY DEPARTMENT STORES COMPANY
PROFIT SHARING PLAN

FORM 5500, SCHEDULE H, LINE 4i-
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2005
(Cost and Fair Value in Thousands)

Employer #: 13-3324058
Plan #: 024
	(c)
	Number of
	Shares or		(e)
(b)	Principal	(d)	Fair
(a) Identity of Issue	Amount	Cost	Value

* FEDERATED DEPARTMENT STORES, INC.
COMMON STOCK	11,695,880	$ 725,601	$ 775,788

COMMINGLED EQUITY INDEX FUNDS:
Northern Trust Collective Daily Stock Index Fund	95,368	287,717	316,204
Northern Trust Daily Russell 2000 Fund	128,007	86,628	99,846
Northern Trust Daily EAFE Equity Index Fund	214,772	58,753	69,372
Commingled Equity Index Funds Total		433,098	485,422

SHORT-TERM INVESTMENT FUND:
* The Bank of New York Collective Short-Term
Investment Fund-Master Notes	$ 225,331,470	225,331	225,331

U.S. GOVERNMENT SECURITIES:
U.S. Treasury Notes:
6.87%, due 5/15/06	$ 2,645,000	2,965	2,669
6.50%, due 10/15/06	$ 4,550,000	5,171	4,619
6.625%, due 5/15/07	$ 5,135,000	5,578	5,284
3.0%, due 2/15/08	$ 6,425,000	6,302	6,244
5.625%, due 5/15/08	$ 5,350,000	5,691	5,496
3.5%, due 2/15/10	$ 7,025,000	6,854	6,795
5.75%, due 8/15/10	$ 2,005,000	2,245	2,121
5.0%, due 8/15/11	$ 2,600,000	2,771	2,684
4.25%, due 8/15/13	$ 6,520,000	6,519	6,462
4.25%, due 8/15/14	$ 3,860,000	3,848	3,818
4.0%, due 2/15/15	$ 6,295,000	6,179	6,104
4.5%, due 11/15/15	$ 1,050,000	1,064	1,059
Total U.S. Treasury Notes		55,187	53,355

* Also a party-in-interest.			(Continued)

		(c)		(e)
	(b)	Principal	(d)	Fair
(a)	Identity of Issue	Amount	Cost	Value

	U.S. GOVERNMENT SECURITIES (Continued):
	U.S. Government Agency Securities:
	Federal National Mortgage Association:
	4.375%, due 10/15/06	$ 1,750,000	$ 1,764	$ 1,745
	5.25%, due 4/15/07	$ 2,500,000	2,638	2,515
	6.0%, due 5/15/08	$ 4,300,000	4,746	4,421
	6.375%, due 6/15/09	$ 2,200,000	2,373	2,310
	4.37%, due 3/15/13	$ 2,050,000	2,024	1,995
	Federal Home Loan Mortgage Corp.:
	2.75%, due 10/15/06	$ 875,000	862	862
	5.75%, due 4/15/08	$ 3,500,000	3,899	3,576
	6.0%, due 6/15/11	$ 2,995,000	3,346	3,170
	6.62%, due 9/15/09	$ 1,950,000	2,243	2,072
	4.5%, due 1/15/14	$ 1,600,000	1,561	1,571
	Interamerican Devlpmt Bk, 5.75%, due 2/26/08	$ 400,000	398	409
	Total U.S. government agency securities		25,854	24,646

	U.S. Government Securities Total		81,041	78,001

	FIXED INCOME INVESTMENTS:
	Bank Corporate Bonds:
	Bank America Corp., 7.125%, due 9/15/06	$ 600,000	669	609
	Bank America Corp., 7.4%, due 1/15/11	$ 900,000	1,050	991
	Bayerische Landesbank, 5.875%, due 12/01/08	$ 450,000	449	465
	Morgan JP & Co., Inc., 6.7%, due 11/1/07	$ 150,000	161	154
	Morgan JP & Co., Inc., 4.6%, due 1/17/11	$ 250,000	250	245
	Morgan JP & Co., Inc., 4.5%, due 1/15/12	$ 835,000	817	808
	National Australia Bank, 8.6%, due 5/19/10	$ 450,000	449	512
	Wachovia, 6.25%, due 8/4/08	$ 620,000	686	639
	Wachovia, 6.625%, due 2/17/09	$ 300,000	293	289
	Washington Mutual, 6.875%, due 6/15/11	$ 710,000	794	767
	Wells Fargo & Co., 5.12%, due 9/1/12	$ 250,000	260	252
	Total bank corporate bonds		5,878	5,731

	Finance and Insurance Corporate Bonds:
	American Gen Fin Corp., 5.375%, due 9/1/09	$ 130,000	138	131
	Capital One Bank Md Term, 6.5%, due 6/13/13	$ 650,000	701	691
	Citigroup Inc., 7.375%, due 4/2/07	$ 200,000	207	206
	Citigroup Inc., 4.125%, due 2/22/10	$ 500,000	499	486
	Citigroup Inc., 7.25%, due 10/1/10	$ 410,000	469	447
	Credit Suisse First Boston USA, 6.125%, due 11/15/11	$ 300,000	297	315
	Deutsche Telekom International, 8.5%, due 6/5/10	$ 170,000	193	193

				(Continued)

		(c)		(e)
	(b)	Principal	(d)	Fair
(a)	Identity of Issue	Amount	Cost	Value

	FIXED INCOME INVESTMENTS (Continued):
	Finance and Insurance Corporate Bonds (Continued):
	Diageo Financial Bv., 5.3%, due 10/28/15	$ 600,000	$ 597	$ 605
	ERP Oper Ltd Ptnrsp., 5.25%, due 9/15/14	$ 460,000	469	458
	General Electric Cap, 6.5%, due 12/10/07	$ 500,000	569	515
	General Electric Cap, 3.5%, due 5/1/08	$ 500,000	500	486
	General Electric Cap., 5.875%, due 2/15/12	$ 1,350,000	1,444	1,408
	General Mills, Inc., 5.12%, due 2/15/07	$ 250,000	260	250
	Goldman Sachs Group, Inc., 6.875%, due 1/15/11	$ 250,000	255	269
	Goldman Sachs Group, Inc., 4.75%, due 7/15/13	$ 630,000	626	611
	Household Finance Corp., 6.5%, due 2/1/09	$ 250,000	282	259
	Household Finance Corp., 4.75%, due 5/15/09	$ 500,000	514	495
	HSBC Financial Corp., 6.75%, due 5/15/11	$ 450,000	505	483
	Lehman Brothers Hldg., 3.5%, due 8/7/08	$ 450,000	448	434
	MBNA Corp., 6.125%, due 3/1/13	$ 100,000	100	106
	Merrill Lynch & Co., 3.0%, due 4/30/07	$ 275,000	270	268
	Morgan Stanley., 5.8%, due 4/1/07	$ 700,000	748	707
	Toyota Motor Corp., 5.5%, due 12/15/08	$ 450,000	449	458
	Unilever Cap., 7.125%, due 11/1/10	$ 125,000	136	136
	Total finance and insurance corporate bonds		10,676	10,417

	Industrial Corporate Bonds:
	AOL Time Warner, Inc., 6.125%, due 4/15/06	$ 300,000	318	301
	Atlantic Richfield Co., 5.9%, due 4/15/09	$ 450,000	448	467
	Burlington Northern, 4.875%, due 1/15/15	$ 815,000	811	799
	Cendant Corp, 7.375%, due 1/15/13	$ 100,000	113	112
	Comcast Cable, 6.75%, due 1/30/11	$ 350,000	376	371
	Daimler Chrysler N. Amer, 4.05%, due 6/4/08	$ 400,000	397	389
	Daimler Chrysler N. Amer, 4.875%, due 6/15/10	$ 450,000	449	439
	Duke Energy Field Svcs, LLC., 7.875%, due 8/16/10	$ 1,000,000	1,166	1,106
	International Business Machine, 5.375%, due 2/1/09	$ 150,000	150	153
	National Rural Utils., 7.25%, due 3/1/12	$ 500,000	573	558
	News Amer Hldgs., 9.25%, due 2/1/13	$ 100,000	128	121
	News Amer Inc., 5.3%, due 12/15/14	$ 130,000	131	129
	Raytheon Co., 6.75%, due 8/15/07	$ 58,000	62	59
	SBC Comm., 5.75%, due 5/2/06	$ 100,000	108	100
	SBC Comm., 5.1%, due 9/15/14	$ 450,000	450	440
	Time Warner, Inc., 6.87%, due 5/1/12	$ 160,000	179	170
	Weyerhaeuser Co., 6.125%, due 3/15/07	$ 34,000	37	35
	Total industrial corporate bonds		5,896	5,749

				(Continued)

		(c)		(e)
	(b)	Principal	(d)	Fair
(a)	Identity of Issue	Amount	Cost	Value

	FIXED INCOME INVESTMENTS (Continued):
	Oil & Coal Corporate Bonds:
	Exelon Corp., 7.9%, due 6/15/15	$ 300,000	$ 284	$ 286
	Kinder Morgan Entergy Ptnrs., 5.125%, due 11/15/14	$ 500,000	491	489
	Pemex Proj Fdg Master, 7.375%, due 12/15/14	$ 160,000	177	178
	Phillips Pete Co., 8.75%, due 5/25/10	$ 400,000	483	460
	Valero Entergy Corp New, 6.87%, due 4/15/12	$ 625,000	702	681
	XTP Entergy, Inc., 4.9%, due 2/1/14	$ 480,000	466	469
	Total oil & coal corporate bonds		2,603	2,563

	Telephone Corporate Bonds:
	AT&T Wireless Sves, Inc., 7.875%, due 3/1/11	$ 150,000	160	168
	Bellsouth Corp., 5.0%, due 10/15/06	$ 100,000	100	100
	Bellsouth Corp., 4.2%, due 9/15/09	$ 850,000	836	826
	British Telecom Plc., 8.375%, due 12/15/10	$ 350,000	414	398
	Motorola, Inc., 7.625%, due 11/15/10	$ 16,000	18	18
	Sprint Capital Corp., 7.625%, due 1/30/11	$ 220,000	238	243
	Sprint Capital Corp., 8.375%, due 3/15/12	$ 500,000	592	579
	France Telecom, 8.20%, due 3/1/06	$ 185,000	193	186
	Telecom Italia Cap., 5.25%, due 10/1/15	$ 300,000	298	291
	Verizon Global FDG Corp., 7.25%, due 12/1/10	$ 430,000	466	467
	Total telephone corporate bonds		3,315	3,276

	Transportation Corporate Bonds:
	CSX Corp., 6.25%, due 10/15/08	$ 100,000	100	103
	Fedex Corp., 6.875%, due 2/15/06	$ 500,000	504	501
	Norfolk Southern Corp., 5.257%, due 9/17/14	$ 650,000	654	656
	Total transportation corporate bonds		1,258	1,260

	Utility Corporate Bonds:
	Ohio Power Co., 5.5%, due 2/15/13	$ 730,000	749	743
	Pacific Gas & Elec, 4.8%, due 3/1/14	$ 700,000	679	682
	Total utility corporate bonds		1,428	1,425

				(Continued)

		(c)		(e)
	(b)	Principal	(d)	Fair
(a)	Identity of Issue	Amount	Cost	Value

	FIXED INCOME INVESTMENTS (Continued):
	Foreign Obligations:
	British Columbia Prov. Canada, 5.375%, due 10/29/08	$ 450,000	$ 448	$ 458
	Republic of Italy, 5.625%, due 6/15/12	$ 200,000	217	211
	South Africa Rep, 6.5%, due 6/2/14	$ 250,000	250	270
	Telecom Italia Cap, 5.25%, due 11/15/13	$ 250,000	254	245
	United Mexican STS M/T/N, 8.375%, due 1/14/11	$ 660,000	729	753
	Total foreign obligations		1,898	1,937

	Miscellaneous:
	American Intl Group, PP, 5.05%, due 10/1/15	$ 1,000,000	981	982
	Wyeth PP, 5.5%, due 2/15/16	$ 700,000	669	708
	Total miscellaneous		1,650	1,690

	Fixed Income Investments Total		34,602	34,048
	TOTAL ASSETS HELD AT DECEMBER 31, 2005		$ 1,499,673	$ 1,598,590

				(Concluded)